Consolidated Financial Statements

December 31, 2025

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management's Discussion and Analysis have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and are the responsibility of the management of Taseko Mines Limited ("Taseko" or the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal control over financial reporting. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control over financial reporting. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal control over financial reporting and review financial reporting issues.

The consolidated financial statements as at and for the year ended December 31, 2025 have been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements as at and for the year ended December 31, 2024 have been audited by KPMG LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 18, 2026

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company's internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2025. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report immediately preceding the Company's audited consolidated financial statements for the years ended December 31, 2025 and 2024.

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 18, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Taseko Mines Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Taseko Mines Limited and its subsidiaries (the Company) as of December 31, 2025, and the related consolidated statements of comprehensive (loss) income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

PricewaterhouseCoopers LLP PwC Place, 250 Howe Street, Suite 1400 Vancouver, British Columbia, Canada V6C 3S7 T.: +1 604 806 7000, F.: +1 604 806 7806 Fax to mail: ca_vancouver_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the Florence Copper Stream

As described in notes 2 and 6 to the consolidated financial statements, the Company has agreements with Mitsui & Co. (U.S.A.) Inc. (Mitsui) committing to an initial advance of US$50,000 thousand in funding for the Florence Copper project. The initial advance obligates the Company to deliver 2.67% of copper produced at Florence Copper for an ongoing payment of 25% of the monthly average copper price on the day immediately preceding delivery (the copper stream). Mitsui has the option to convert the copper stream and invest an additional US$50,000 thousand for a 10% equity interest in the Florence Copper project (the equity conversion option). If Mitsui elects to exercise its equity conversion option, the copper stream will terminate. If the equity conversion option is not exercised, the Company will have the right to buy back 100% of the copper stream through a cash payment to Mitsui that would provide an internal rate of return of 10% on the stream deposits advanced (the buy back option). The copper stream, equity conversion option and buy back option are derivatives, resulting in the Florence Copper stream being a compound derivative instrument measured at fair value at each reporting period. As at December 31, 2025, the fair value of the Florence Copper stream was $98,245 thousand. Fair value is determined using a valuation model that incorporates discounted cash flow techniques and Monte Carlo simulation, reflecting a market participant perspective. Significant assumptions include the Florence Copper project reserve and resulting forecast copper production volumes, forward-looking copper price assumptions, copper price volatility, and discount rate incorporating observable risk-free interest rates and a credit spread calibrated at inception. The Florence Copper project reserve and resulting forecast copper production volumes have been prepared by or under the supervision of qualified persons and management's experts (management's specialists).

2

The principal considerations for our determination that performing procedures relating to the valuation of the Florence Copper stream is a critical audit matter are (i) judgment by management in developing the fair value of the Florence Copper stream; (ii) involvement of management's specialists to estimate the Florence Copper project reserve and resulting forecast copper production volumes; (iii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating assumptions related to the Florence Copper project reserve and resulting forecast copper production volumes, forward-looking copper price assumptions, copper price volatility and discount rate; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the review of the valuation of the Florence Copper stream, including controls related to the significant assumptions used. These procedures also included, among others, (i) testing the completeness and accuracy of underlying data; (ii) evaluating the reasonableness of the Florence Copper project reserve and resulting copper production by using the work of management's specialists. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists and an evaluation of their findings. Professionals with specialized skill and knowledge assisted in this evaluation, as applicable; and (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of the fair value of the Florence Copper stream by performing an independent point estimate of the fair value, using independently determined assumptions related to forward-looking copper price assumptions, copper price volatility, and discount rate, and by comparing the independence point estimate to the fair value of the Florence Copper stream.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 18, 2026

We have served as the Company's auditor since 2025.

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Taseko Mines Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Taseko Mines Limited (the Company) as of December 31, 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

//s// KPMG LLP

Chartered Professional Accountants

We served as the Company's auditor from 1999 to 2024.

Vancouver, Canada

February 19, 2025

TASEKO MINES LIMITED Consolidated Balance Sheets (Cdn$ in thousands)
		December 31,	December 31,
	Note	2025	2024
ASSETS
Current assets
Cash		187,961	172,732
Accounts receivable	9	13,037	5,643
Inventories	10	133,557	138,890
Prepaids		7,922	8,179
Other financial assets	11	2,409	27,795
		344,886	353,239
Property, plant and equipment	12	2,045,452	1,770,102
Inventories	10	54,030	39,586
Other financial assets	11	957	959
Deferred tax assets	8c	21,511	25,226
Goodwill	14	5,651	5,931
		2,472,487	2,195,043

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	100,273	129,927
Current portion of long-term debt	16	35,697	32,853
Current portion of deferred revenue	19	15,313	13,666
Current portion of Cariboo consideration payable	17	23,597	16,447
Interest payable		9,409	9,890
Current income tax payable		3,498	4,053
Current portion of Florence financings	6c, 18	13,058	-
Other financial liabilities	11	29,165	-
		230,010	206,836

Long-term debt	16	711,299	764,355
Cariboo consideration payable	17	132,006	129,421
Deferred revenue	19	82,617	77,327
Florence royalty obligation	18	107,599	84,383
Florence copper stream	6c	91,501	67,813
Provision for environmental rehabilitation	20	155,651	169,570
Deferred tax liabilities	8c	158,846	183,964
Other financial liabilities	11	24,295	8,152
		1,693,824	1,691,821

EQUITY
Share capital	21	800,489	529,413
Contributed surplus		62,653	57,786
Non-controlling interest	22	1	-
Accumulated other comprehensive income ("AOCI")		23,228	52,845
Deficit		(107,708)	(136,822)
		778,663	503,222
		2,472,487	2,195,043
Commitments and contingencies	25
Subsequent events	6b

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED Consolidated Statements of Comprehensive (Loss) Income (Cdn$ in thousands, except share and per share amounts)
		For the years ended December 31,
	Note	2025	2024
Revenues	3	672,904	608,093
Cost of sales
Production costs	4	(422,240)	(417,086)
Depletion and amortization	4	(102,718)	(73,852)
Other operating income (costs)	4	4,008	(18,665)
Insurance recovery	4	-	26,290
Earnings from mining operations		151,954	124,780

General and administrative		(14,632)	(12,942)
Share-based compensation expense	23	(22,549)	(9,002)
Project evaluation expense		(3,909)	(3,623)
Changes in derivatives and other fair value instruments	6a	(91,011)	4,799
Other income (expense)		81	(307)
Income before financing costs and income taxes		19,934	103,705

Finance income		3,920	5,175
Finance expense	7	(44,191)	(45,987)
Accretion expense	7	(60,442)	(46,937)
Foreign exchange gain (loss)		31,298	(50,695)
Call premium on settlement of debt		-	(9,571)
Gain on Cariboo acquisition	13a	-	47,426
Gain on acquisition of control of Gibraltar	13b	-	14,982
(Loss) income before income taxes		(49,481)	18,098

Income tax recovery (expense)	8	19,405	(31,542)
Net loss		(30,076)	(13,444)

Other comprehensive (loss) income:
Items that will remain permanently in other comprehensive (loss) income:
Gain (loss) on financial assets		1,514	(1,138)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		(31,131)	37,426
Total other comprehensive (loss) income		(29,617)	36,288

Total comprehensive (loss) income		(59,693)	22,844

Loss per share attributable to owners of the Company
Basic	24	(0.09)	(0.05)
Diluted	24	(0.09)	(0.05)

Weighted average shares outstanding (thousands)
Basic	24	323,496	295,306
Diluted	24	323,496	295,306

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED Consolidated Statements of Cash Flows (Cdn$ in thousands)
		For the years ended December 31,
	Note	2025	2024
Operating activities
Net loss for the year		(30,076)	(13,444)
Adjustments for:
Depletion and amortization	12	103,210	74,321
Income tax (recovery) expense	8a	(19,405)	31,542
Finance expenses	7	44,191	45,987
Finance income		(3,920)	(5,175)
Accretion expense	7	60,442	46,937
Call premium on settlement of debt		-	9,571
Recognition of deferred revenue	19	(5,706)	(5,776)
Changes in derivatives and other fair value instruments	6a	91,011	(4,799)
Foreign exchange (gain) loss		(32,974)	52,299
Gain on Cariboo acquisition	13	-	(47,426)
Gain on acquisition of control of Gibraltar	13	-	(14,982)
Inventory sold or processed with write-ups to net realizable value	4	-	26,349
Deferred revenue deposit	19b	-	18,244
Share-based compensation expense	23c	21,971	9,425
Other operating activities		(6,063)	3,625
Net change in working capital	26	(3,123)	5,917
Cash provided by operating activities		219,558	232,615

Investing activities
Gibraltar capitalized stripping costs	12	(80,939)	(30,635)
Gibraltar capital expenditures	12	(68,970)	(52,503)
Florence Copper development costs	12	(269,465)	(231,044)
Other project development costs	12	(8,894)	(4,224)
Acquisition of Cariboo, net of cash acquired	13	-	(9,665)
Release of restricted cash		-	12,500
Net outflows related to copper price options	6b	(1,494)	(6,770)
Other investing activities		3,920	4,449
Cash used for investing activities		(425,842)	(317,892)

Financing activities
Interest paid		(73,437)	(70,302)
Net proceeds from issuance of senior secured notes		-	670,419
Repayment of senior secured notes and call premium		-	(556,491)
Repayment of revolving credit facility		-	(26,494)
Net proceeds from New Prosperity Transaction	22	71,778	-
Proceeds from Florence financings	6c, 16e	18,934	120,090
Repayment of Florence equipment financings	16e	(6,905)	(5,758)
Proceeds from Gibraltar equipment financings	16d	-	15,673
Repayment of Gibraltar equipment financings	16d	(33,377)	(29,948)
Payment of Cariboo consideration payable	17	(16,645)	-
Net proceeds from share issuances	21	258,597	37,340
Proceeds from exercise of share options		5,556	2,632
Cash provided by financing activities		224,501	157,161
Effect of exchange rate changes on cash		(2,988)	4,371
Increase in cash		15,229	76,255
Cash, beginning of year		172,732	96,477
Cash, end of year		187,961	172,732
Supplementary cash flow information	26

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED Consolidated Statements of Changes in Equity (Cdn$ in thousands)
	Number of	Share	Contributed	Non-controlling
	shares ('000)	capital	surplus	interest⁽¹⁾	AOCI	Deficit	Total
Balance as at January 1, 2024	290,000	486,136	54,833	-	16,557	(123,378)	434,148
Share-based compensation	-	-	5,845	-	-	-	5,845
Exercise of options	2,615	5,524	(1,969)	-	-	-	3,555
Share issuance, net	12,061	37,753	-	-	-	-	37,753
Settlement of performance share units	-	-	(923)	-	-	-	(923)
Total comprehensive income (loss) for the year	-	-	-	-	36,288	(13,444)	22,844
Balance as at December 31, 2024	304,676	529,413	57,786	-	52,845	(136,822)	503,222

Balance as at January 1, 2025	304,676	529,413	57,786	-	52,845	(136,822)	503,222
Share-based compensation	-	-	9,147	-	-	-	9,147
Exercise of options	3,193	8,655	(3,099)	-	-	-	5,556
Share issuances, net	53,231	262,421	-	-	-	-	262,421
Settlement of performance share units	-	-	(1,181)	-	-	-	(1,181)
Sale of non-controlling interest	-	-	-	1	-	68,428	68,429
Tax effect on sale of non-controlling interest	-	-	-	-	-	(9,238)	(9,238)
Total comprehensive loss for the year	-	-	-	-	(29,617)	(30,076)	(59,693)
Balance as at December 31, 2025	361,100	800,489	62,653	1	23,228	(107,708)	778,663

⁽¹⁾ For the years ended December 31, 2025 and December 31, 2024, net loss and total comprehensive (loss) income were wholly attributable to owners of the Company. The non-controlling interest relates to the 22.5% interest of the New Prosperity project owned by the Tsilhqot'in Nation.

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2025, comprise the Company and its controlled subsidiaries. The Company is principally engaged in the production and sale of metal concentrates, as well as related activities, including mine permitting and development, within the Province of British Columbia, Canada, and the State of Arizona, USA.

Following the Company's acquisition of Cariboo Copper Corp ("Cariboo"), the Company's financial results after March 25, 2024 reflect its 100% interest in Gibraltar mine ("Gibraltar") (Note 13). For the period up to and including March 25, 2024, the results reflect the Company's 87.5% interest in Gibraltar (Note 13).

2. MATERIAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

2.1 Statement of compliance

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

These consolidated financial statements were authorized for issuance by the Company's Board of Directors on February 18, 2026.

2.2 Material accounting policies

(a) Basis of consolidation

These consolidated financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as at December 31, 2025 are as follows:

	Location	Ownership interest at December 31, 2025
Gibraltar Mines Ltd.	Canada(1)	100.0%
Cariboo Copper Corp	Canada(1)	100.0%
Curis Holdings (Canada) Ltd.	Canada(2)	100.0%
Florence Holdings Inc.	United States(2)	100.0%
Florence Copper Holdings Inc.	United States(2)	100.0%
FC-ISR Holdings Inc.	United States(2)	100.0%
Florence Copper LLC	United States(2)	100.0%
Aley Corporation	Canada(1)	100.0%
Yellowhead Mining Inc.	Canada(1)	100.0%
1280860 BC Ltd.	Canada(1)	77.5%

(1) Functional currency is the Canadian dollar ("Cdn$" or "$") - disclosed in thousands of Canadian dollars, unless stated otherwise.

(2) Functional currency is the U.S. dollar ("US$") - disclosed in thousands of U.S. dollars, unless stated otherwise.

The financial statements consist of the consolidation of the financial statements of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control, including the power to govern the financial and operating policies in order to obtain benefits from their activities. Certain comparative figures have been reclassified to conform with the financial presentation in the current year.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

(b) Translation of foreign currencies

The functional currency of each entity within the Company is the currency of the primary economic environment in which it operates. The Company's presentation currency is Canadian dollars.

Transactions denominated in currencies other than the functional currency are recorded using the exchange rates prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated at the rates prevailing on the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Company's U.S. operations are translated into Canadian dollars, which is the presentation currency of the group, at the rate of exchange prevailing at the end of the reporting period. Income and expenses are translated at the average exchange rates for the period where these approximate the rates on the dates of transactions. Exchange differences arising on translation are recognized in other comprehensive income and presented in accumulated other comprehensive income ("AOCI").

(c) Revenue recognition

Revenue is recognized when a customer obtains control of the goods or services, and the Company has satisfied its performance obligations. Cash received in advance of the transfer of control is recorded as deferred revenue on product sales. For copper concentrate, control is generally transferred upon shipment of the product, as the product is placed over the ship's rails or, under certain circumstances, upon delivery to the concentrate shed at the shipping port. For copper cathode and molybdenum concentrate, control is generally transferred upon collection by the customer of the product at the mine gate. Under the terms of the Company's sales contracts, the final sales amount is based on final assay results which are agreed upon in a period subsequent to the date of sale, and market prices at the time of sale or a period subsequent to the date of sale. Revenues are recorded when the customer obtains control of the product, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement (the "quotational period") can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with changes in fair value recorded as an adjustment to revenue. Collection of provisional sales proceeds, between 95% to 100% of the provisional invoice value, generally occurs within a week of the transfer of control - with the settlement of the final invoice amounts at the end of the quotational period.

(d) Cash

Cash consists solely of cash on hand and demand deposits. Cash excludes amounts subject to restrictions.

(e) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Subsequent measurement depends on the classification of the instrument under IFRS 9, Financial Instruments.

Financial assets are classified and measured at amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit or loss ("FVPL"), based on the Company's business model for managing the assets and the contractual cash flow characteristics of the instrument.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

A financial asset is measured at amortized cost when it is held to collect contractual cash flows that represent solely payments of principal and interest. These assets are subsequently measured using the effective interest method and are subject to impairment. Interest income, foreign exchange gains and losses, impairment losses, and gains or losses on derecognition are recognized in profit or loss.

Equity investments not held for trading may, on initial recognition, be irrevocably designated as FVOCI on an investment-by-investment basis. These investments are subsequently measured at fair value, with changes in fair value recognized in other comprehensive income ("OCI") and not reclassified to profit or loss. Dividends are recognized in profit or loss unless they represent a recovery of part of the investment cost.

All other financial assets, including derivatives, are measured at FVPL, with changes in fair value recognized in profit or loss. The Company may also designate a financial asset as FVPL on initial recognition if doing so eliminates or significantly reduces an accounting mismatch.

Financial assets at amortized cost

Financial assets at amortized cost are recorded using the effective interest method, except for short-term receivables where the recognition of interest would be immaterial. Accounts receivable, excluding settlement receivables, are assessed for evidence of impairment at each reporting date, with any impairment recognized in profit or loss for the period. Financial assets in this category include cash and accounts receivable.

Financial assets at FVOCI and FVPL

Marketable equity securities are designated as FVOCI and recorded at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss. Settlement receivables are measured at FVPL.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method or FVPL. The Company has accounted for accounts payable, accrued liabilities, long-term debt, and the Florence royalty obligation at amortized cost.

In addition, certain financial liabilities are measured at FVPL when designated upon initial recognition or held for trading purposes, with changes in fair value recognized in the income statement. The contingent performance payments under the Cariboo consideration payables, the Florence Copper Stream, and settlement receivables are measured at FVPL.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, based on the reliability of the inputs used to estimate the fair values.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

(f) Exploration and evaluation costs

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Exploration and evaluation expenditures are recognized in profit or loss in the period in which they are incurred.

(g) Inventories

Inventories are measured at the lower of cost and net realizable value ("NRV"). Cost is determined using the weighted average method and includes direct labour, materials, non-capitalized production stripping costs, depreciation and amortization of mineral properties, plant and equipment used in the production process, freight, and directly attributable overhead costs incurred in bringing inventories to their present location and condition.

Production inventories include copper concentrate, molybdenum concentrate, copper cathode, sulphide ore stockpiles and oxide ore. Finished goods inventories, including copper cathode and concentrates, are valued at weighted average production cost. Sulphide ore stockpiles are measured based on the weighted average cost of mining the ore, including applicable production stripping costs and depreciation of mining assets.

Oxide ore stockpiles and oxide ore placed on leach pads represent material that has been mined and is in various stages of the production process but is not yet in saleable form. The cost of oxide ore on leach pads includes mining and leaching costs incurred to date and is removed from inventory based on the weighted average cost per estimated recoverable pound of copper as metal is produced. Oxide ore is recorded at cost, with no waste removal costs allocated to the ore.

The quantity of recoverable metal contained in ore stockpiles, leach pads and concentrates is estimated based on surveyed volumes, grades determined through sampling and assay data and expected recovery rates. These estimates are subject to measurement uncertainty and are refined as additional information becomes available.

Materials and supplies inventories consist of consumables, spare parts and maintenance supplies used in the production process and are valued at the lower of average cost and NRV, less allowances for obsolescence where appropriate.

NRV is determined with reference to relevant market prices, less applicable selling costs and estimated costs of completion necessary to bring inventories into saleable form.

Where the carrying value of inventories exceeds NRV, a write-down is recognized in profit or loss and is reversed in a subsequent period if the circumstances that previously caused the write-down no longer exist, limited to the amount of the original write-down.

Inventories are classified as current or non-current based on the expected timing of recovery and sale. Oxide ore on leach pads and oxide ore stockpiles not expected to be processed within twelve months from the reporting date are classified as non-current.

(h) Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are expensed as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these costs relating to the betterment is capitalized as part of plant and equipment.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

Depreciation is recorded on the cost of the asset less its residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively. The depreciation rates for the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis (1)
Mining Equipment(2)	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years
(1) Assets depreciated using the unit-of-production method are amortized over the shorter of the estimated units of production expected to be generated by the asset or the life-of-mine production based on proven and probable mineral reserves.
(2) Where appropriate, the Company may designate certain equipment as depreciable on a units-of-production basis.

Mineral properties

Mineral properties consist of the costs of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which the capitalized costs relate. Mineral property development costs include stripping costs incurred to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine, or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest. During production, stripping costs are capitalized on a pit-by-pit basis where actual stripping activity exceeds the planned strip ratio, with the excess costs deferred and amortized over the economically recoverable reserves, while stripping costs incurred at or below the planned strip ratio are recognized as part of the cost of mining the ore.

Property acquisition costs arise either from an individual asset purchase or as part of a business combination and may represent a combination of proven and probable reserves, resources, or future exploration potential. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant, and equipment.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. It also includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are those that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

When the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the Company's relevant general borrowings during the period.

Leased assets and liabilities

The Company assesses whether a contract is a lease or contains a lease at the inception of the contract. The Company recognizes a right-of-use asset ("ROU asset") and a corresponding lease liability with respect to all lease arrangements in which it is the lessee at the commencement of the lease, except for short-term and low-value leases, which are expensed as costs are incurred.

ROU assets are initially measured based on the present value of all lease payments, including lease payments made at or before the commencement date, and any initial direct costs. It is subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments, less any lease incentives and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the term and related payments are included in determining the ROU asset and associated lease liability.

Impairment

The carrying amounts of the Company's non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions, such as long-term commodity prices, discount rates, future capital requirements, exploration potential, and operating performance.

The recoverable amount of an asset or cash-generating unit ("CGU") is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows largely independent of the cash flows of other assets or CGUs. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount, and the impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss. The carrying amount of the CGU to which goodwill has been allocated is tested annually for impairment, or when there is an indication that the goodwill may be impaired. Any goodwill impairment is recognized as an expense in profit or loss. If there is a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

(i) Income taxes

Income tax on earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings, except to the extent that it relates to items recognized directly in equity or other comprehensive income. Income tax is calculated using tax rates that are enacted or substantively enacted at the reporting date, applicable to the period of expected realization or settlement. The Company's mining taxes, including British Columbia Mineral Tax, are accounted for as income taxes as they are calculated based on a measure of taxable profit.

Current tax expense is the expected tax payable on taxable income for the year, adjusted for amendments to tax payable related to previous years.

Deferred tax is determined using the balance sheet liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (other than in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences related to investments in subsidiaries, associates, and joint ventures, to the extent that they are not expected to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j) Share-based compensation

The fair-value method is used for the Company's share-based payment transactions. Under this method, the cost of share options and equity-settled performance share units is recorded based on their estimated fair value at the grant date, including an estimate of the forfeiture rate. The fair value of the share options and equity -settled performance share units is expensed on a graded amortization basis over the vesting period of the awards, with a corresponding increase in equity. Share-based compensation expense related to cash-settled awards, including deferred share units, is recognized based on the quoted market value of the Company's common shares on the date of grant. The related liability is re-measured to fair value each reporting period to reflect changes in the market value of the Company's common shares, with changes in fair value recorded in profit or loss.

(k) Provisions for environmental rehabilitation ("PER")

The Company records the present value of estimated costs for legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling, removal and treatment of waste materials (including water treatment), site and land rehabilitation (including compliance with and monitoring of environmental regulations), and other related costs necessary to perform this work or operate equipment designed to reduce or eliminate environmental effects.

The PER is adjusted each period for new disturbances, changes in regulatory requirements, the estimated amount of future cash flows required to settle the liability, the timing of such cash flows, and the risk-free discount rate specific to the timing of the cash flows. The unwinding of the discount is recognized in profit or loss as accretion expense. When a PER is initially recognized, the corresponding cost is capitalized within property, plant and equipment, increasing the carrying amount of the related asset, and amortized to profit or loss on a unit-of-production basis. Costs are capitalized only to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

(l) Earnings (loss) per share

The Company calculates basic and diluted earnings (loss) per share for its common shares by dividing the earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, such as warrants and share options. No dilution is recognized when the Company reports a loss.

(m) Interests in joint arrangements

IFRS Accounting Standards defines a joint arrangement is one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

(n) Business combinations and goodwill

The Company applies the acquisition method in accounting for business combinations. The consideration transferred to obtain control of a subsidiary is measured as the aggregate of the acquisition-date fair values of assets transferred, liabilities incurred, and equity interests issued by the Company, including the fair value of any asset or liability arising from contingent consideration arrangements. Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities assumed in a business combination are recognized at their estimated fair values at the acquisition date.

Goodwill is recognized after the separate recognition of identifiable intangible assets and is measured as the excess of (i) the aggregate of the fair value of consideration transferred, the recognized amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previously held equity interest in the acquiree, over (ii) the fair value of the identifiable net assets acquired. If the fair value of identifiable net assets acquired exceeds the aggregate consideration transferred, the resulting gain is recognized immediately in profit or loss.

2.3 Areas of judgment and estimation uncertainty

The preparation of these consolidated financial statements requires management to make judgments in applying the accounting policies of the Company. The judgments that management consider to have the most significant effect on the amounts recognized in our consolidated financial statements are outlined below.

In addition, management makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2025, that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

(a) Areas of accounting policy judgment

Partial disposal of the New Prosperity project

On June 5, 2025, the Company entered into a transaction with the Tsilhqot'in Nation and the Province of British Columbia (the "Province"), which involved the disposition of 22.5% of the common shares in 1280860 B.C. Ltd. ("1280860") (the "New Prosperity Transaction"), the entity which owns the New Prosperity Project as further described in Note 22.

The Company concluded it retains control of 1280860 under IFRS 10, Consolidated Financial Statements, as it retains the ability to direct the business activities that most significantly affect economic returns, including over strategy, budgeting, financing, performing technical and economic studies, and key personnel decisions as they relate to the advancement of the New Prosperity Project. The Tsilhqot'in Nation's consent rights are viewed by management as protective in nature, consistent with those held by a governing regulatory body.

Acquisition of Cariboo and consolidation of Gibraltar

Judgment was required in determining the accounting consequences of the Company's staged acquisition of Cariboo, which resulted in the Company obtaining an additional indirect interest in the Gibraltar mine.

Prior to completion of the two transactions, Gibraltar was accounted for as a joint operation in accordance with IFRS 11, Joint Arrangements, with the Company recognizing its proportionate share of the joint operation's assets, liabilities, revenues, and expenses.

Following the acquisition of the last remaining indirect interest in Gibraltar through Cariboo from Dowa Metals & Mining Co. Ltd. ("Dowa") and Furukawa Co. Ltd. ("Furukawa"), management concluded that the Company obtained control of Gibraltar in accordance with IFRS 10, as the Company obtained the ability to direct activities that most significantly affect economic returns. As a result, Gibraltar ceased to be accounted for as a joint operation and was consolidated from the acquisition date of March 25, 2024.

Management further determined that the transaction represented a business combination under IFRS 3, Business Combinations. Accordingly, the Company was required to remeasure its previously held interest in Gibraltar at fair value and recognize all identifiable assets acquired and liabilities assumed at their acquisition-date fair values, with the resulting difference recognized in profit or loss.

This judgment affected the accounting treatment of the transaction, including the recognition of a bargain purchase gain arising on acquisition.

(b) Areas of estimation uncertainty

Mineral reserve estimates

Estimates of mineral reserves and the related life-of-mine plans are a key assumption underlying the valuation and accounting for the Company's mining assets and certain of its liabilities. Mineral reserve estimates are prepared by or under the supervision of appropriately qualified persons in accordance with applicable disclosure standards. These estimates are subject to revision as additional information becomes available from drilling, operational experience and changes in economic conditions.

At Gibraltar, mineral reserve estimates underpin long-term mine planning and expected production and recoveries from sulphide and oxide ore, and are used in determining depreciation and depletion of mineral properties, accounting for capitalized stripping costs, and forecasting the timing of closure and reclamation obligations. Over an extended time horizon, changes in reserve estimates or related operating assumptions may therefore impact expected production volumes and mine life, resulting in changes to depreciation and depletion expense, asset carrying values, capitalized stripping assets and rehabilitation provisions.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

A critical input in the valuation of the financial liabilities related to Florence Copper is the estimate of Florence Copper's mineral reserves, and the duration and sustainability of forecast copper production volumes. Mineral reserves are estimated based on information compiled by appropriately qualified persons, incorporating assumptions derived from drilling results and metallurgical testing to determine expected wellfield performance. Revisions to reserve estimates, recovery performance, or the ramp up of production ramp-up and future operating performance may materially affect the fair value measurement of the Florence Copper Stream and Florence Royalty Obligation.

Fair value of the Florence Copper Stream

The fair value measurement of the Florence Copper Stream entered into with Mitsui & Co. (U.S.A.) Inc. ("Mitsui"),  requires the use of significant estimates and assumptions at each reporting date. Because the arrangement's value is driven by forecast copper production, copper price expectations and the value of the project over the life of the Florence Copper operation, its measurement is sensitive to long-term operating and market assumptions used in the valuation model.

Fair value is determined using discounted cash flow and simulation techniques that estimate forecast copper production volumes and related settlement cash flows over the expected production life of the project. These valuation techniques incorporate assumptions regarding forecast copper production volumes from the estimated reserves, forward-looking copper price assumptions based on observable market information and longer-term price expectations, price volatility, and discount rate and the implied value of the project reflecting market participant assumptions. The valuation further incorporates assumptions regarding potential future outcomes associated with contractual features that may affect the duration or settlement of the arrangement. Changes in copper price outlook or price volatility assumptions may also result in material changes in valuation.

Cariboo consideration payable

The acquisitions that increased the Company's ownership interest in Gibraltar gave rise to deferred and contingent consideration arrangements payable to prior owners of Cariboo. The amounts and timing of payments under these arrangements depend on future copper prices, Gibraltar operating and financial performance, and contractual repayment mechanisms extending over multiple years.

Measurement of these liabilities requires management to estimate future cash payments based on assumptions regarding future copper price expectations and Gibraltar's forecast production and cash flow generation, which influence both the level and timing of repayments.

Because future payments vary with copper price outcomes and operating expectations and results, changes in copper price expectations, production forecasts, or discount rate assumptions may result in material changes in the carrying amounts of these liabilities and corresponding gains or losses recognized in profit or loss in future periods, including within the next financial year.

Provisions for environmental rehabilitation

The measurement of environmental rehabilitation provisions requires significant estimates regarding the amount and timing of future expenditures necessary to reclaim and close mining and processing operations. These obligations are inherently sensitive to long-term closure cost assumptions used in the valuation.

Key estimates include the expected timing and scope of closure activities, cost assumptions underlying approved reclamation plans, long-term inflation assumptions applied to forecast future expenditures, and discount rates used to determine present values. These assumptions are influenced by regulatory requirements, technical closure methodologies, and site-specific operating conditions.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

Provisions are reviewed regularly and adjusted as updated technical and operating information becomes available, which may result in changes to both the estimated amount and timing of future rehabilitation cash flows. Actual rehabilitation expenditures will ultimately depend on the cost of decommissioning and reclamation work at the time such activities are undertaken.

Because a significant portion of expected closure expenditures occur far in the future, even small changes in assumptions regarding inflation and discount rates may result in material changes to the recognized liability and the related asset balances capitalized within mineral properties.

2.4 New accounting standards issued but not yet effective

The following standards and amendments have been issued by the IASB and are not yet effective for the current period:

• Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7), with mandatory retrospective application for annual reporting periods beginning on or after January 1, 2026. These amendments clarify, among other matters, the recognition and derecognition date of certain financial assets and liabilities, including guidance on the settlement of financial liabilities through electronic payment systems, and the assessment of contractual cash flow characteristics in determining whether financial assets meet the solely payments of principal and interest ("SPPI") criterion, including for financial assets with environmental, social, and governance ("ESG")-linked or other contingent features. The amendments permit an accounting policy election to derecognize financial liabilities settled through electronic payment systems prior to settlement date when specified criteria are met, which the Company intends to apply. The amendments also introduce enhanced disclosure requirements for equity instruments designated at fair value through other comprehensive income and for financial instruments with contingent features. The Company has assessed these amendments and concluded that they are not expected to have a material impact on its consolidated financial statements.

• IFRS 18, Presentation and Disclosure in Financial Statements, with mandatory retrospective application for annual reporting periods beginning on or after January 1, 2027. IFRS 18 replaces IAS 1 and introduces a revised structure for the statement of profit or loss, requiring income and expenses to be classified into defined operating, investing, and financing categories, and the presentation of prescribed subtotals, including operating profit. For a mining issuer, adoption of IFRS 18 may affect the presentation and classification of certain items within the statement of comprehensive income (loss), including, but not limited to, finance costs, fair value movements on derivative instruments and contingent consideration arrangements, and other items currently presented outside of operating results. IFRS 18 also introduces enhanced disaggregation requirements and new disclosure requirements for management-defined performance measures ("MPMs"), including reconciliations to IFRS-defined subtotals, which may affect how the Company presents and explains key performance measures commonly used in the mining industry. Management is continuing to assess which performance measures will qualify as MPMs under IFRS 18 and the related disclosure requirements, including the level of disaggregation and reconciliation to IFRS-defined subtotals that will be required. While IFRS 18 does not affect the recognition or measurement of the Company's assets, liabilities, income, or expenses, its adoption may result in changes to the presentation of the consolidated statements of comprehensive income (loss) and to the nature and extent of related disclosures. The Company continues to assess the detailed presentation and disclosure impacts of IFRS 18 on its consolidated financial statements.

The Company has not early adopted any of these standards or amendments in the current period.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

3. REVENUES

	Years ended December 31,
	2025	2024
Revenue from contracts with customers:
Copper contained in concentrate	596,045	573,479
Copper price adjustments on concentrate	3,093	1,533
Copper cathode	12,425	-
Copper price adjustments on cathode	(708)	-
Molybdenum concentrate	59,736	40,445
Molybdenum price adjustments on concentrate	(2,649)	1,267
Silver	5,878	6,437
Gold	2,120	-
	675,940	623,161
Less: Treatment and refining costs	(3,036)	(15,068)
Revenue	672,904	608,093

Control of all products sold from the Company's only operating mine, the Gibraltar mine, transfers to customers within Canada.

4. COST OF SALES AND OTHER OPERATING (INCOME) COSTS

	Years ended December 31,
	2025	2024
Site operating costs	392,220	367,689
Transportation costs	29,940	35,413
Changes in inventories:
Changes in finished goods	1,773	23,852
Changes in sulphide ore stockpiles	16,327	2
Changes in oxide ore	(18,020)	(9,870)
Production costs	422,240	417,086
Depletion and amortization	102,718	73,852
Cost of sales	524,958	490,938

Other operating (income) cost:
Crusher relocation costs	-	16,141
Site care and maintenance	-	2,524
Research and development tax credits	(4,008)	-
Other operating (income) costs	(4,008)	18,665

Insurance recovery	-	(26,290)

Site operating costs include personnel costs, operating waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

For the year ended December 31, 2025, the Company recognized $5,625 of non-refundable scientific research and experimental development tax credits related to various activities at the Gibraltar mine up to 2023, as there is reasonable assurance that the Company has met program conditions and that the credits will be utilized in future taxation periods. Consistent with the treatment of the corresponding qualifying expenses, $4,008 was recorded as other operating income and $1,617 was recognized as a reduction to property, plant and equipment.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

Related to the acquisition of Cariboo in March 2024 (Note 13), changes in inventories of finished goods for the year ended December 31, 2024, included an expense of $17,122 related to fair value adjustments for copper concentrate inventory held at March 25, 2024 that was sold subsequently. Changes in inventories of sulphide ore stockpiles for the year ended December 31, 2024, included an expense of $9,227, related to fair value adjustments for sulphide ore stockpiles inventory held at March 25, 2024 that was processed and sold subsequently.

For the year ended December 31, 2024, the Company recognized costs of $16,141 in the statement of comprehensive income (loss) related to the in-pit primary crusher relocation project and $4,132 in write-downs of decommissioned conveyor components considered redundant.

In June 2024, operations at the Gibraltar mine were suspended for 18 days due to a strike by the unionized workforce which started on June 1, 2024. The resulting care and maintenance costs of $2,524 were expensed as incurred and do not form part of the cost of inventory and cost of sales. Operations at Gibraltar resumed on June 19, 2024, after the ratification of a new agreement by union members.

For the year ended December 31, 2024, the Company also recognized an insurance recovery of $26,290 related to the business interruption portion of an insurance claim for a component replacement in Concentrator #2.

5. COMPENSATION EXPENSE

	Years ended December 31,
	2025	2024
Wages, salaries and benefits	139,313	115,730
Post-employment benefits	1,157	879
Share-based compensation expense (Note 23)	23,153	9,425
	163,623	126,034

Wages, salaries and benefits and post-employment benefits are presented as components of cost of sales, general and administrative expense, and project development costs.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

6. DERIVATIVES AND OTHER FAIR VALUE INSTRUMENTS

a) Derivatives and other financial instruments measured at fair value

The following is a summary of the fair value gains or losses incurred during the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025	2024
Realized loss on settled copper collars	(4,785)	(5,177)
Unrealized (loss) gain on outstanding copper collars	(52,441)	21,250
Realized loss on fuel call options	(548)	(165)
Unrealized gain (loss) on fuel call options	229	(229)
Net (loss) gain on copper price and fuel contracts (b)	(57,545)	15,679

Fair value adjustment on Cariboo contingent performance payments (Note 17)	(13,143)	-
Fair value adjustment on Florence Copper Stream derivative (c)	(20,323)	(10,880)
Changes in derivatives and other fair value instruments	(91,011)	4,799

b) Copper collars and fuel contracts

The following is a summary of the derivative transactions entered into by the Company during the year ended December 31, 2025 and 2024:

Date of Purchase	Contract	Quantity	Strike price	Period	Cost
Sept 2025	Copper collar	27 million lbs	US$4.00 / US$5.40 per lb	Jan 2026 - Mar 2026	1,494
Sept 2025	Copper collar	27 million lbs	US$4.00 / US$5.40 per lb	Apr 2026 - Jun 2026	Zero cost
Mar 2024	Copper collar	42 million lbs	US$3.75 / US$5.00 per lb	Jul 2024 - Dec 2024	1,985
Apr 2024	Copper collar	54 million lbs	US$4.00 / US$5.00 per lb	Jan 2025 - Jun 2025	2,563
Apr 2024	Copper collar	54 million lbs	US$4.00 / US$5.40 per lb	Jul 2025 - Dec 2025	2,222
Feb 2024	Fuel call options	12.5 million ltrs	US$0.79 per ltr	Feb 2024 - Jun 2024	165
Sept 2024	Fuel call options	18 million ltrs	US$0.65 per ltr	Jan 2025 - Jun 2025	561

Details of the outstanding derivative contracts as at December 31, 2025 are summarized in the following table:

Contract	Quantity	Strike price	Period	Cost	Fair value
Copper collar	27 million lbs	US$4.00 / US$5.40 per lb	Q1 2026	1,494	(12,496)
Copper collar	27 million lbs	US$4.00 / US$5.40 per lb	Q2 2026	Zero cost	(16,669)
Derivative liability as at December 31, 2025 (2024 - Derivative asset of $26,568)					(29,165)

In January 2026, the Company entered into two copper collar contracts with an aggregate notional amount of 24 million pounds. The contracts have maturity dates ranging from July 2026 to September 2026 and a floor price of US$4.75 per pound for 8 million pounds per month. The contracts include ceiling prices of US$7.50 per pound for 4 million pounds per month and US$8.50 per pound for the remaining 4 million pounds per month.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

c) Florence Copper Stream

On December 19, 2022, the Company signed agreements with Mitsui to form a strategic partnership to develop the Florence Copper project. Mitsui committed to an initial advance of US$50,000, with proceeds to be received in installments of US$10,000, to be used for the construction of the commercial production facility. The initial advance was in the form of a copper stream agreement (the "Copper Stream"), which obligates the Company to deliver 2.67% of the copper produced at Florence Copper, with Mitsui to make an ongoing payment equal to 25% of the monthly average LME price of copper on the day immediately preceding delivery under the contract. The Company received US$40,000 during 2024 and received the final US$10,000 instalment of the US$50,000 Copper Stream on January 27, 2025.

Mitsui has the option to convert the Copper Stream and invest an additional US$50,000 for a 10% equity interest in Florence Copper (the "Equity Conversion Option"). The Equity Conversion Option is exercisable by Mitsui at any time up to three years following completion of construction of the commercial production facility, as defined in the agreement. The Company completed construction of the commercial production facility on October 15, 2025, which set the expiry date for the Equity Conversion Option as October 15, 2028. If Mitsui elects to exercise its Equity Conversion Option, the Copper Stream will terminate. If the Equity Conversion Option is not exercised, the Company will have the right to buy back 100% of the Copper Stream through a cash payment to Mitsui that would provide an internal rate of return of 10% on the stream deposits advanced (the "Buy Back Option"); otherwise, the Copper Stream will terminate once 40 million pounds of copper has been delivered under the agreement.

Taseko and Mitsui have also entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The contract will cease and be replaced with a marketing agency agreement if the Equity Conversion Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Conversion Option is not exercised, until such time as the Copper Stream deposit is reduced to nil. The offtake contract is also terminated in the event the Company exercises its Buy Back Option.

The Copper Stream, Equity Conversion Option and Buy Back Option are derivatives, resulting in the Florence Copper Stream being a compound derivative instrument measured at fair value at each reporting period. Fair value is determined using a valuation model that incorporates discounted cash flow techniques and Monte Carlo simulation, reflecting a market participant perspective. Key inputs include the Florence Copper reserve and resource and resulting forecast copper production volumes, forward-looking copper price assumptions, copper price volatility based on actively traded copper futures, discount rate incorporating observable risk-free interest rates and a credit spread calibrated at inception and the Company's estimate the current value of Florence Copper derived from its traded value. The valuation is categorized as a Level 3 fair value measurement due to the use of significant unobservable inputs, including long-term production forecasts and contract-specific assumptions. As at December 31, 2025, the total fair value of the Florence Copper Stream was $98,245.

	2025	2024
Florence Copper Stream as at January 1,	67,813	-
Advances	14,381	54,842
Deferred financing fees	-	(1,086)
Fair value adjustment	20,323	10,880
Foreign exchange translation	(4,272)	3,177
Florence Copper Stream as at December 31,	98,245	67,813
Less current portion:	6,744	-
Long-term portion of Florence Copper Stream as at December 31,	91,501	67,813

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

7. FINANCE AND ACCRETION EXPENSE

	Years ended December 31,
	2025	2024
Interest expense	71,447	61,886
Amortization of deferred financing charges (Note 16)	2,503	2,515
Loss on settlement of long-term debt (Note 16)	-	4,646
Less: interest expense capitalized (Note 12)	(29,759)	(23,060)
Finance expense	44,191	45,987

Accretion on deferred revenue (Note 19)	10,165	7,244
Accretion on PER (Note 20)	2,862	2,780
Accretion on Cariboo consideration payable (Note 17)	13,237	23,920
Accretion on Florence royalty obligation (Note 18)	34,178	12,993
Accretion expense	60,442	46,937

Total Finance and Accretion expense	104,633	92,924

For the year ended December 31, 2025, interest expense includes $1,854 (2024 - $1,378) from lease liabilities. Borrowing costs are capitalized at a weighted-average rate of 8.25% (2024 - 7.70%).

For the year ended December 31, 2024, as part of the senior secured notes refinancing completed in April 2024, the Company redeemed its US$400,000 aggregate principal amount of senior secured notes (the "2026 Notes") on April 23, 2024, resulting in a loss of $4,646 due to the write-off of previously deferred financing costs. In addition, the Company also paid a one-time redemption call premium of $9,571 on the settlement of the 2026 Notes, which was not included in finance and accretion expense shown above.

8. INCOME TAX

a) Income tax expense

	Years ended December 31,
	2025	2024
Current income tax:
Current income tax expense	1,696	3,482
Deferred income tax:
Origination and reversal of temporary differences	(21,379)	31,061
Deferred tax adjustments related to prior periods	278	(3,001)
Deferred income tax (recovery) expense	(21,101)	28,060
Income tax (recovery) expense	(19,405)	31,542

For the year ended December 31, 2025, a deferred income tax recovery of $21,101 (2024 - deferred income tax expense of $28,060) was recognized, which includes a $9,238 recovery related to the recognition of previously unrecognized net capital losses that were utilized for offsetting the capital gain recognized on the sale of a minority interest in the New Prosperity Project (Note 22).

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

b) Effective tax rate reconciliation

	Years ended December 31,
	2025	2024
Income tax (recovery) expense at Canadian statutory rate of 36.5%(1)	(18,055)	6,603
Permanent differences	13,844	20,684
Foreign tax rate differential	1,482	629
Unrecognized tax benefits	1,097	6,627
Utilization of previously unrecognized capital losses	(9,238)	-
Recognition of previously unrecognized non capital losses	(7,569)	-
Deferred tax adjustments related to prior periods	(966)	(3,001)
Income tax (recovery) expense	(19,405)	31,542

(1) Combined Canadian federal and British Columbia corporate rate of 27% and the British Columbia mineral tax rate of 9.5%.

c) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2025	2024
Property, plant and equipment	(105,117)	(3,620)
Other financial assets	55,756	6,370
Provisions	3,060	-
Other financial liabilities	(8,356)	(9,585)
Tax loss carry-forwards and other tax attributes	76,168	32,061
Deferred tax assets	21,511	25,226

Property, plant and equipment	(270,106)	(336,232)
Other financial assets	29,914	31,511
Provisions	37,808	44,096
Tax loss carry-forwards and other tax attributes	43,538	76,661
Deferred tax liabilities	(158,846)	(183,964)

d) Unrecognized deferred tax assets and liabilities

	As at December 31,
	2025	2024
Deductible temporary differences:
Debt	80,731	89,820
Losses and tax pools	50	28,082
Other financial assets	-	16,951
Deferred tax asset:
Debt	11,026	17,096
Losses and tax pools	14	7,582
Other financial assets	-	2,288

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized deferred tax liabilities.

9. ACCOUNTS RECEIVABLE

	As at December 31,
	2025	2024
Trade and settlement receivables	12,808	5,397
Other receivables	229	246
Accounts receivable	13,037	5,643

10. INVENTORIES

	As at December 31,
	2025	2024
Current(1):
Copper concentrate	10,815	14,932
Molybdenum concentrate	489	642
Copper cathode	2,498	-
Sulphide ore stockpiles	58,972	76,696
Oxide ore on leach pads	6,361	-
Materials and supplies	54,422	46,620
	133,557	138,890
Long-term(1):
Oxide ore on leach pads	25,406	-
Oxide ore stockpiles	28,624	39,586
	54,030	39,586

(1) All product inventory balances relate to that of the Company's Gibraltar mine.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

11. OTHER FINANCIAL ASSETS AND LIABILITIES

	As at December 31,
	2025	2024
Marketable securities	2,409	895
Copper collars (Note 6b)	-	26,568
Fuel call options (Note 6b)	-	332
Current portion of other financial assets	2,409	27,795

Investment in private companies	500	500
Reclamation deposits	457	459
Long-term portion of other financial assets	957	959

Copper collars (Note 6b)	(29,165)	-
Current portion of other financial liabilities	(29,165)	-

Compensation-related liabilities	(22,295)	(8,152)
Other liabilities	(2,000)	-
Long-term portion of other financial liabilities	(24,295)	(8,152)

The total realized and unrealized fair value loss on copper collars for the year amounted to $57,226 (2024 - gain of $16,073) (Note 6a). The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

12. PROPERTY, PLANT AND EQUIPMENT

Cost	Property acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
As at January 1, 2024	113,413	808,392	907,722	203,724	2,033,251
Additions	-	63,581	34,351	309,586	407,518
Cariboo acquisition	-	55,763	65,197	5,234	126,194
Deemed disposition	-	(12,838)	(504)	-	(13,342)
Changes in rehabilitation provision	-	1,481	-	-	1,481
Disposals	-	-	(44,658)	-	(44,658)
Transfer between categories	-	-	119,585	(119,585)	-
Foreign exchange translation	7,774	12,586	1,056	26,792	48,208
As at December 31, 2024	121,187	928,965	1,082,749	425,751	2,558,652
Additions	-	175,756	43,844	225,136	444,736
Changes in rehabilitation provision	-	(10,355)	-	-	(10,355)
Disposals	-	-	(40,550)	-	(40,550)
Transfer between categories	-	132,286	36,402	(168,688)	-
Foreign exchange translation	(2,836)	(10,634)	(1,548)	(25,069)	(40,087)
As at December 31, 2025	118,351	1,216,018	1,120,897	457,130	2,912,396

Accumulated depreciation
As at January 1, 2024	-	351,056	396,194	-	747,250
Depreciation and amortization	-	13,410(1)	66,324(1)	-	79,734
Disposals	-	-	(38,434)	-	(38,434)
As at December 31, 2024	-	364,466	424,084	-	788,550
Depreciation and amortization	-	35,481	80,976	-	116,457
Disposals	-	-	(38,063)	-	(38,063)
As at December 31, 2025	-	399,947	466,997	-	866,944

Net book value
As at December 31, 2024	121,187	564,499	658,665	425,751	1,770,102
As at December 31, 2025	118,351	816,071	653,900	457,130	2,045,452

(1) These amounts were transposed in 2024 and have been recast in the current period to correct the disclosure.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

The following schedule shows the continuity of property, plant and equipment net book value by asset group for the years ended December 31, 2025 and 2024:

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at January 1, 2024	805,508	441,107	22,826	15,884	676	1,286,001
Cariboo acquisition (Note 13a)	126,194	-	-	-	-	126,194
Deemed disposition (Note 13b)	(13,342)	-	-	-	-	(13,342)
Net additions	86,372	310,584	3,049	1,289	-	401,294
Changes in rehabilitation provision	445	1,036	-	-	-	1,481
Depletion and amortization	(79,266)	-	(113)	-	(355)	(79,734)
Foreign exchange translation	-	48,208	-	-	-	48,208
As at December 31, 2024	925,911	800,935	25,762	17,173	321	1,770,102
Net additions	172,405	259,354	7,951	1,228	1,311	442,249
Changes in rehabilitation provision	(18,631)	8,276	-	-	-	(10,355)
Depletion and amortization	(115,319)	(756)	(37)	-	(345)	(116,457)
Foreign exchange translation	-	(40,087)	-	-	-	(40,087)
As at December 31, 2025	964,366	1,027,722	33,676	18,401	1,287	2,045,452

During the year ended December 31, 2025, the Company capitalized development costs of $226,548 (2024 - $287,524) for the Florence Copper project, and capitalized $29,759 (2024 - $23,060) in related borrowing costs.

During the year ended December 31, 2025, non-cash additions to capitalized stripping costs at Gibraltar included depreciation of mining assets totaling $12,645 (2024 - $5,784).

Depreciation expense related to right-of-use assets for the year ended December 31, 2025 amounted to $13,220 (2024 - $12,269).

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

13. ACQUISITION OF CARIBOO COPPER CORP

a) Acquisition of Cariboo from Dowa and Furukawa

On March 25, 2024 (the "Acquisition Date"), the Company completed the acquisition of 50% of Cariboo from Dowa and Furukawa, resulting in an additional 12.5% effective interest in Gibraltar, bringing Taseko's total effective interest to 100%. Gibraltar is operated through a joint venture in which Gibraltar Mines Ltd, holds a 75% interest and Cariboo holds the remaining 25% interest.

The acquisition price payable to Dowa and Furukawa ranges from a minimum of $117,000 to a maximum of $142,000, with payments spread over a 10-year period (the "Purchase Consideration") from the Acquisition Date. The amount and timing of these payments depend on LME copper prices and Gibraltar's cashflow. The fair value of the Purchase Consideration on the Acquisition Date was determined to be $71,116 (Note 17).

The purchase consideration was allocated to the assets acquired and liabilities assumed, including the additional 12.5% effective interest in the Gibraltar joint venture, based on their estimated fair values at the Acquisition Date. The fair value of the net assets acquired was recorded at $118,542:

Cash	9,884
Accounts receivable and other assets	3,046
Reclamation deposits	6,262
Inventory	24,634
Property, plant and equipment and mineral properties	126,194
Accounts payable and other liabilities	(7,353)
Debt	(7,143)
Deferred tax liabilities	(16,955)
Provision for environmental rehabilitation	(20,027)
Total fair value of net assets acquired	118,542

The fair value of the net assets acquired at March 25, 2024 was determined using a discounted cash flow model for the 12.5% interest in Gibraltar and also considering cash and working capital of Cariboo. The discounted cash flow model included key assumptions on future production and estimated remaining reserves of the Gibraltar, operating assumptions, metal prices, operating and capital costs, and foreign exchange rates, and a discount rate based on an estimate of the Company's weighted average cost of capital. The discounted cash flow model was analyzed using a range of inputs and assumptions and provided a range of values, of which the Company recorded $118,542 at the lower end of its fair value estimate range.

The fair values of accounts receivable, reclamation deposits and accounts payable and other liabilities were determined to approximate their book values. The fair value of debt owed to third parties was determined based on the principal amounts outstanding as the interest rate on the debt was considered at market. Deferred tax liabilities were determined based on 50% of the available tax pools and other tax attributes of Cariboo. The fair value of the reclamation and closure cost provisions were estimated using discounted cash flows of future expenditures to settle the obligation for disturbances at the Acquisition Date. The fair value of property, plant and equipment other than mineral properties and the major mill equipment and infrastructure were determined based on the estimated fair value of plant and other equipment in use and independent equipment appraisals on certain mobile equipment.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

The remaining portion of the fair value of net assets acquired was attributable to mineral properties and the major mill equipment and infrastructure within property, plant and equipment which are amortizable over the estimated remaining life of Gibraltar on a units of production basis.

To account for the difference between the fair value of net assets acquired of $118,542 and the total fair value of consideration payable of $71,116, the Company recognized a bargain purchase gain on the statement of comprehensive (loss) income of $47,426 for the year ended December 31, 2024.

b) Deemed disposition at fair value of 87.5% Gibraltar interest on acquisition of control

Prior to March 25, 2024, the Company had joint control over the joint arrangement and proportionately consolidated its 87.5% effective interest in the Gibraltar joint venture's assets, liabilities, income and expenses. On March 25, 2024, the Company acquired the remaining 12.5% interest in the Gibraltar joint venture that it did not already own through its purchase of a 50% interest in Cariboo. As a result, the Company obtained control of the Gibraltar joint venture. This acquisition of control required the Company to reassess its previously held 87.5% interest in Gibraltar and remeasure this interest at fair value as of the March 25, 2024 acquisition date, with any gains or losses recognized immediately in the statement of comprehensive (loss) income. Additionally, the Company was required to measure all identifiable assets acquired and liabilities assumed at their fair values on this deemed acquisition date.

The fair value of the previously held interest was determined using a discounted cash flow model consistent with the methodology applied to the acquisition of the additional 12.5% interest, incorporating Gibraltar's estimated production profile, remaining reserves, operating and capital cost assumptions, metal prices, foreign exchange rates, and a discount rate reflecting the Company's weighted average cost of capital. Management recorded the fair value at the lower end of the valuation range.

The fair values of accounts receivable, reclamation deposits and accounts payable and other liabilities were determined to approximate their book values. The fair value of debt owed to third parties was determined based on the principal amounts outstanding as the interest rate on the debt was considered at market. Deferred tax liabilities were determined based on the tax pools and attributes of Gibraltar Mines Ltd., which owns the 75% effective interest, and 50% of the available tax pools and tax attributes of Cariboo. The fair value of the reclamation and closure cost provisions were estimated using discounted cash flows of future expenditures to settle the obligation for disturbances at the Acquisition Date. The fair value of property, plant and equipment other than mineral properties and the major mill equipment and infrastructure were determined based on the estimated fair value of plant and other equipment in use and independent equipment appraisals on certain mobile equipment, major mill equipment and infrastructure within property, plant, and equipment. The remaining portion of the fair value of net assets acquired was attributable to mineral properties which are amortizable over the estimated remaining life of Gibraltar on a units of production basis.

The fair value of copper concentrate inventory as at the deemed acquisition date was determined to be $37,717 compared to the book value of $22,735, which resulted in a gain of $14,982 recognized in the statement of comprehensive (loss) income for the year ended December 31, 2024.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

The assets acquired and liabilities assumed for the Company's 87.5% effective interest in Gibraltar on March 25, 2024, based upon their estimated fair values at the deemed acquisition date, are as follows:

Cash	5,122
Accounts receivable and other asset	21,302
Inventory	172,440
Property, plant and equipment and mineral properties	801,700
Accounts payable and other liabilities	(50,192)
Debt	(50,002)
Provision for environmental rehabilitation	(140,190)
Total fair value of net assets	760,180

14. GOODWILL

Goodwill was recognized on the Company's acquisition of Curis Holdings (Canada) Ltd. ("Curis") in 2014, which at that time indirectly owned a 100% interest in Florence Copper (collectively, the "Florence Copper CGU"). For the year ended December 31, 2025, the carrying amount of goodwill decreased by $280, to $5,651 (2024 - increase of $469 to $5,931), directly as a result of foreign currency translation differences.

The Company performed its annual goodwill impairment assessment and determined that the recoverable amount of the Florence Copper CGU exceeded its carrying amount, with no impairment loss recognized.

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2025	2024
Trade payables	35,687	45,417
Accrued liabilities	64,586	84,510
Accounts payable and accrued liabilities	100,273	129,927

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

16. DEBT

	Senior secured notes (a)	Revolving credit facility (b)	Gibraltar equipment loans (d)	Florence equipment loans (e)	Lease liabilities (f)	Total
As at January 1, 2024	523,072	26,494	37,992	32,364	17,969	637,891
Additions and advances	669,870	33,849	15,653	-	9,568	728,940
Principal payments	(546,920)	(60,343)	(13,109)	(5,758)	(16,599)	(642,729)
Arising from Cariboo acquisition (Note 13)	-	-	5,206	-	1,937	7,143
Amortization of deferred financing charges (Note 7)	2,487	-	28	-	-	2,515
Loss on settlement of long-term debt (Note 7)	4,646	-	-	-	-	4,646
Unrealized foreign exchange movements	52,601	-	3,228	-	305	56,134
Foreign currency translation	-	-	-	2,552	116	2,668
As at December 31, 2024	705,756	-	48,998	29,158	13,296	797,208
Additions and advances	-	103,842	-	4,553	20,104	128,499
Principal payments	-	(103,995)	(18,183)	(6,905)	(15,194)	(144,277)
Amortization of deferred financing charges (Note 7)	2,388	-	115	-	-	2,503
Unrealized foreign exchange movements	(34,030)	153	(1,265)	-	(359)	(35,501)
Foreign currency translation	-	-	-	(1,363)	(73)	(1,436)
Total debt, December 31, 2025	674,114	-	29,665	25,443	17,774	746,996
Less: current portion	-	-	19,500	7,705	8,492	35,697
Long-term debt, December 31, 2025	674,114	-	10,165	17,738	9,282	711,299

Total debt, December 31, 2024	705,756	-	48,998	29,158	13,296	797,208
Less: current portion	-	-	18,579	6,636	7,638	32,853
Long-term debt, December 31, 2024	705,756	-	30,419	22,522	5,658	764,355

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

a) Senior secured notes

On April 23, 2024, the Company completed an offering of US$500,000 aggregate principal amount of senior secured notes (the "2030 Notes"). The 2030 Notes mature on May 1, 2030 and bear interest at an annual rate of 8.25%, payable semi-annually on May 1 and November 1. The majority of the proceeds were used to redeem the outstanding 2026 Notes. The remaining proceeds, net of transaction costs, call premium, and accrued interest, were available for capital expenditures, including for Florence Copper and Gibraltar, working capital, and general corporate purposes.

The 2030 Notes are secured by liens on the shares of Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement related to Gibraltar, as well as the shares of Curis, Florence Holdings Inc. ("Florence Holdings"), and Cariboo. The 2030 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries.  The liens on the collateral securing the notes and the guarantees will be first liens, but ranked below the liens of the revolving credit facility. The Company is subject to certain restrictions on asset sales, issuance of preferred stock, dividends, and other restricted payments. There are no covenants regarding the Company's financial performance.

The 2030 Notes contain customary prepayment options, some of which represent embedded derivatives that are required to be recognized at fair value, with changes in the fair value recognized in the Company's statement of comprehensive (loss) income. The Company has estimated the prepayment options to have a nominal fair value.

b) Revolving credit facility

The Company has a US$110,000 revolving credit facility (the "Facility") that is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis, Florence Holdings, and Cariboo. The maturity date of the Facility is November 2, 2027. Amounts outstanding under the Facility bear interest at SOFR plus a margin of 4%, and undrawn amounts are subject to a standby fee of 1%. As at December 31, 2025, no advances were outstanding under the Facility (2024 - nil).

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a senior debt to EBITDA ratio, an interest coverage ratio, a minimum tangible net worth, and a minimum liquidity amount, as defined under the Facility. The Company was in compliance with these covenants as at December 31, 2025.

c) Letter of credit facilities

The Gibraltar joint venture has in place a $7,000 credit facility for the purpose of providing letters of credit ("LC") to key suppliers of Gibraltar to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility are guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured, and contains no financial covenants. As at December 31, 2025, $3,750 is outstanding under this LC facility (2024 - $3,750).

Taseko also has a US$4,000 credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured, and contains no financial covenants. As at December 31, 2025, no LCs were issued and outstanding under this LC facility (2024 - nil).

d) Gibraltar equipment loans

The Gibraltar Mines Ltd. equipment loans are secured by most of the existing mobile mining equipment at the Gibraltar mine. These loans commenced between December 2022 and December 2024, have monthly repayments over a term of 48 months, and carry interest rates ranging from 6.3% to 9.4%.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

e) Florence equipment facility

In 2023, Florence Copper secured a US$25,000 project loan from Bank of America, secured against specific equipment, with advances of US$15,000 and US$10,000 received in October 2023 and December 2023, respectively. On May 7, 2025, the Company received proceeds of US$3,300 in additional borrowings under the facility with Bank of America.

The facility contains no financial covenants and has monthly repayments over a term of 60 months. The equipment facility bears interest rates ranging from 7.2% to 9.4%.

f) Lease liabilities

Lease liabilities relate primarily to mobile equipment in use at Gibraltar and Florence Copper, and have monthly repayment terms ranging from 12 to 72 months.

17. CARIBOO CONSIDERATION PAYABLE TO PRIOR OWNERS OF CARIBOO

In transactions occurring in 2023 and 2024, the Company acquired Cariboo, increasing its effective ownership in Gibraltar from 75% to 100%. On March 15, 2023, the Company acquired Sojitz Corporation's ("Sojitz") 50% interest in Cariboo, resulting in a 12.5% increase in its effective interest in Gibraltar from 75% to 87.5%. On March 25, 2024, the Company acquired the remaining 50% of Cariboo from Dowa and Furukawa (Note 13). The liabilities arising from these transactions are collectively referred to as the "Cariboo consideration payable".

Sojitz transaction

The acquisition price consisted of a minimum amount of $60,000 payable over a five-year period ("Sojitz minimum payments") and potential contingent performance payments depending on Gibraltar copper revenues and copper prices over the next five years ("Sojitz Contingent Consideration"). There is no interest payable on the minimum amounts. An initial $10,000 was paid to Sojitz upon closing and the remaining minimum amount is payable in $10,000 annual instalments over five years thereafter. The Sojitz minimum payments are a financial liability measured at amortized cost, measured using an effective discount rate of 7.16%.

The contingent performance payments are payable annually for five years only if the annual average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57,000 over the five-year period, limiting the acquisition cost to a maximum of $117,000. The Sojitz Contingent Consideration is a financial liability measured at fair value through profit and loss.

The third annual instalment payment of $10,000 was paid in February 2025 and the contingent payment of $6,645 for the 2024 calendar year was paid on April 1, 2025.

Dowa and Furukawa transaction

Amounts owing by Cariboo to Dowa and Furukawa are by way of non-interest bearing secured and unsecured promissory notes of $45,500 and $71,500, respectively, totaling $117,000 (collectively, the "Cariboo Notes") which are guaranteed by Taseko.

The secured Cariboo Notes are collateralized by Cariboo's 25% Gibraltar joint venture interest.  An initial payment of $5,000 was made to Dowa and Furukawa against the Cariboo Notes on closing with the remaining principal payable in annual instalments over a 10-year period commencing in April 2026, with the secured Cariboo Notes repayable first.  At average LME copper prices below US$4.00 per pound, the annual repayments of the Cariboo Notes will be $5,000. This repayment amount will increase proportionally, reaching a maximum of $15,250 per year when average LME copper prices are US$5.00 per pound or higher.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

If average LME copper prices exceed an annual average of US$5.00 per pound or higher each year over the repayment period, up to $25,000 in contingent consideration is payable by Taseko to Dowa and Furukawa (the "Dowa and Furukawa Contingent Performance Payments"), only once the $117,000 related to the Cariboo Notes have been repaid. The Dowa and Furukawa Contingent Performance Payments is a financial liability measured at fair value through profit and loss. The Company estimates this liability to have nil value as at December 31, 2025 and December 31, 2024.

In combination, total annual payments to Dowa and Furukawa cannot exceed 6.25% of Gibraltar's annual cashflow between 2025 and 2028, and 10% between 2029 and 2033. Any remaining balance of the Cariboo Notes will be paid as a final balloon payment in April 2034.  The fair value of the Cariboo Notes on the Acquisition Date was determined to be $71,116. The Cariboo Notes are a financial liability measured at amortized cost, with estimated annual instalments considering the repayment mechanism described above.

As at December 31, 2024 and 2025, the carrying amount of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Balance as at January 1, 2024	70,381	-	70,381
Consideration payable arising on acquisition	-	71,116	71,116
Consideration paid	(14,549)	(5,000)	(19,549)
Accretion on minimum consideration payable (Note 7)	16,377	7,543	23,920
Balance as at December 31, 2024	72,209	73,659	145,868
Consideration paid	(16,645)	-	(16,645)
Fair value adjustment on contingent performance payments (Note 6a)	13,143	-	13,143
Accretion on minimum consideration payable (Note 7)	1,945	11,292	13,237
Balance as at December 31, 2025	70,652	84,951	155,603

As at December 31, 2025 and 2024, the current and long-term portions of the Cariboo consideration payable is as follows:

As at December 31, 2025	Sojitz	Dowa and Furukawa	Total
Minimum consideration payable	27,790	84,951	112,741
Contingent performance payments payable	42,862	-	42,862
Total Cariboo consideration payable	70,652	84,951	155,603
Less: current portion of Cariboo consideration payable
Minimum consideration payable	9,909	3,925	13,834
Contingent performance payments payable	9,763	-	9763
Long-term portion of Cariboo consideration payable	50,980	81,026	132,006

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

As at December 31, 2024	Sojitz	Dowa and Furukawa	Total
Minimum consideration payable	35,846	73,659	109,505
Contingent performance payments payable	36,363	-	36,363
Total Cariboo consideration payable	72,209	73,659	145,868
Less: current portion of Cariboo consideration payable
Minimum consideration payable	9,915	-	9,915
Contingent performance payments payable	6,532	-	6,532
Long-term portion of Cariboo consideration payable	55,762	73,659	129,421

18. FLORENCE ROYALTY OBLIGATION

On February 2, 2024, Florence Holdings, an indirect wholly-owned subsidiary of Taseko, received US$50,000 from Taurus Mining Royalty Fund L.P. ("Taurus"), pursuant to agreements entered into with Taurus for the sale of a perpetual gross revenue royalty interest in certain real property, mining and other rights held by Florence ("Florence Royalty Obligation"). The effective royalty rate is 2.05% of the gross revenue from the sale of all copper from Florence Copper for the life of mine. Proceeds from the royalty transaction were contributed to Florence Copper to fund the construction and development of the commercial production facility.

For accounting purposes, the purchase agreement is a financial liability at amortized cost. For the year ended December 31, 2025, the Company recorded accretion on the royalty obligation of $34,178 (2024 - $12,993), respectively, in the statement of comprehensive (loss) income. The current portion of the royalty obligation is an estimate based on anticipated gross revenue over the next twelve months.

	2025	2024
Florence Royalty Obligation as at January 1,	84,383	-
Proceeds from Florence Royalty Obligation	-	67,695
Deferred financing fees	-	(1,086)
Accretion (Note 7)	34,178	12,993
Foreign exchange translation	(4,648)	4,781
Florence Royalty Obligation as at December 31,	113,913	84,383
Less current portion:	6,314	-
Long-term portion of Florence Royalty Obligation as at December 31,	107,599	84,383

19. DEFERRED REVENUE

	As at December 31,
	2025	2024
Current:
Customer advance payments (a)	6,789	4,311
Gibraltar silver stream agreement (b)	8,524	9,355
Current portion of deferred revenue	15,313	13,666
Long-term portion of Gibraltar silver stream agreement (b)	82,617	77,327
Total deferred revenue	97,930	90,993

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

a) Customer advance payments

As at December 31, 2025, the Company had received advance payments from a customer on 1.0 million pounds of copper concentrate inventory (2024 - 0.9 million pounds).

b) Gibraltar Silver Stream agreement

In 2017 and as subsequently amended, the Company has entered into silver stream purchase and sale agreements with OR Royalties Inc. (formerly Osisko Gold Royalties Ltd.) (the "Gibraltar Silver Stream"), whereby the Company received upfront cash deposits totaling US$49,300 for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6.3 million ounces of silver have been delivered. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered.

On December 20, 2024, the Company amended the silver stream and received US$12,700 for the sale of an equivalent amount of the remaining 12.5% share of Gibraltar payable silver production until 6.8 million ounces of silver have been delivered in aggregate. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered.

The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

	2025	2024
Gibraltar silver stream as at January 1,	86,682	66,970
Accretion on deferred revenue (Note 7)	10,165	7,244
Recognition of deferred revenue	(5,706)	(5,776)
Deferred revenue deposit (amendment to silver stream)	-	18,244
Gibraltar silver stream as at December 31,	91,141	86,682
Less current portion:	8,524	9,355
Long-term portion of Gibraltar silver stream as at December 31,	82,617	77,327

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

20. PROVISION FOR ENVIRONMENTAL REHABILITATION

	Gibraltar	Florence Copper	Total
Beginning balance as at January 1, 2024	139,690	6,096	145,786
Change in estimates	445	1,036	1,481
Accretion (Note 7)	2,780	-	2,780
Settlements	(949)	-	(949)
PER from Cariboo acquisition (Note 13)	20,027	-	20,027
Foreign exchange differences	-	445	445
Ending balance as at December 31, 2024	161,993	7,577	169,570
Change in estimates	(18,709)	8,354	(10,355)
Accretion (Note 7)	2,862	-	2,862
Settlements	(6,065)	-	(6,065)
Foreign exchange differences	-	(361)	(361)
Ending balance as at December 31, 2025	140,081	15,570	155,651

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities.

Gibraltar mine

At Gibraltar, the provision reflects long-term obligations associated with closure of an operating open-pit mine, including water management and site reclamation activities extending beyond active mining operations.

Closure cash flows within the first 30 years were discounted using a nominal risk-free rate of 3.53% (2024 - 3.00%), based on the 30-year overnight index swap rate, while cash flows beyond 30 years were discounted using extrapolated nominal rates of up to 4.87% (2024 - 4.19%). Closure cost estimates incorporate long-term inflation assumptions ranging from 2.03% to 1.70% (2024 - 1.89% to 1.67%). A 25 basis point change in discount rates would change the provision by approximately $17.7 million as at December 31, 2025.

Security provided for reclamation obligations is returned once reclamation is completed and ongoing monitoring and maintenance requirements have ceased. In December 2024, the Province of British Columbia increased Gibraltar's required reclamation bonding from $108.5 million to $139.5 million. As at December 31, 2025, the Company had provided surety bonds totaling $124.2 million (2024 - $108.5 million) and is required to provide an additional $15.3 million of bonding by March 31, 2026, which the Company intends to satisfy through additional surety bonds.

Florence Copper

At Florence Copper, estimated obligations include closing production wellfields, restoration of the aquifer to pre-leach conditions and groundwater monitoring following completion of in-situ recovery operations, resulting in expenditures occurring beyond the production period. It is anticipated that a portion of the costs related to wellfield reclamation will be incurred periodically over the life of mine, whereas costs related to the remaining site restoration and post closure monitoring are anticipated to be incurred beyond the end of the current mine life.

Estimated closure costs cash flows, in real terms, were discounted to their present value using real risk-free rates of between 1.47% and 2.62%, based on US Treasury Inflation Protected Securities yields with maturities between 5 and 30 years.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

For Florence Copper, the Company has provided surety bonds totaling US$37.1 million (2024 - US$36.1 million) to the federal and state regulators as reclamation security. Security for reclamation obligations is returned once regulatory requirements for closure are satisfied.

21. EQUITY

a) Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

b) At-the-market equity offering program

On May 3, 2023, the Company announced that it entered into an equity distribution agreement providing for an at-the-market equity offering program ("ATM") for potential share issuances at an aggregate offering price of up to US$50,000. The ATM offering was completed during the three months ended March 31, 2025.

In 2024, a total of 12,060,966 shares were issued for gross proceeds of US$28,457, equivalent to $38,887. In 2025, a total of 10,566,354 shares were issued for gross proceeds of US$21,519, equivalent to $30,994. In total, the Company issued a total of 22,627,320 shares at an average share price of US$2.21 under the ATM program, for total gross proceeds of US$49,976, equivalent to $69,881.

c) Equity offering

In October 2025, the Company entered into and closed an equity offering with a syndicate of underwriters for the issuance of 42,665,000 common shares at a price of US$4.05 per share. Proceeds from the offering, net of underwriter fees and transaction costs, from the offering amounted to US$163,588, equivalent to $228,967.

22. PARTIAL DISPOSAL OF NEW PROSPERITY PROJECT

On June 5, 2025, the Company entered into an agreement (the "Teztan Biny Agreement") with the Tsilhqot'in Nation and the Province, pursuant to which it transferred its New Prosperity mineral tenures and related assets to a wholly owned subsidiary, 1280860, and immediately thereafter transferred 22.5% of the common shares of 1280860 to the TN Interest Trust (the "Trust"), an irrevocable trust established for the benefit of the Tsilhqot'in Nation. In exchange, the Company received $75,000 in cash, funded by a contribution from the Province to the Trust. Concurrent with the execution of the Teztan Biny Agreement, the Company also agreed to contribute $6,000 to the Tsilhqot'in Nation to support community and land use planning initiatives, comprised of a $3,000 payment at closing and three annual instalments of $1,000.

Under the Teztan Biny Agreement, the Company has agreed to not act as a proponent for development of the New Prosperity Project. If the Tsilhqot'in Nation consents to any ground-disturbing activity, the Trust will distribute the 22.5% equity interest directly to the Tsilhqot'in Nation.

Following the transaction, the Company retained a 77.5% shareholding interest in 1280860 and concluded that it continues to control the entity owning New Prosperity.

The New Prosperity Transaction resulted in a net realized gain of $68,428 recognized directly in equity, and non-controlling interest recognized was nominal, based on its proportionate share of 1280860's net assets. There was no net loss or comprehensive (loss) income that was attributable to the non-controlling interest following the closing of the transaction.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

23. SHARE-BASED COMPENSATION

a) Share options

	Options (thousands)	Average price
Outstanding as at January 1, 2024	8,799	1.85
Granted	2,996	1.88
Exercised	(2,615)	1.36
Forfeited	(97)	1.97
Expired	(50)	0.91
Outstanding as at January 1, 2025	9,033	2.01
Granted	2,813	3.06
Exercised	(3,193)	1.74
Forfeited	(158)	2.47
Outstanding as at December 31, 2025	8,495	2.45
Exercisable as at December 31, 2025	5,793	2.35

During the year ended December 31, 2025, the Company granted 2,813,300 (2024 - 2,996,000) share options to directors, executives and employees, exercisable at an average exercise price of $3.06 per common share (2024 - $1.88 per common share), vesting over two years and exercisable within five years of grant date.

As at December 31, 2025, the outstanding options have the following ranges of the exercise price and life remaining:

Range of exercise price	Options (thousands)	Average life (years)
$1.58 to $1.73	208	0.09
$1.73 to $1.82	31	2.83
$1.83 to $2.57	4,366	2.58
$2.58 to $3.05	1,311	1.05
$3.06 to $3.51	2,579	4.01

The total fair value of options granted was $4,867 (2024 - $3,156) based on a weighted average grant-date fair value of $1.73 (2024 - $1.05) per option. The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

	2025	2024
Expected term (years)	5.0	5.0
Volatility	64%	64%
Dividend yield	0%	0%
Risk-free interest rate	3.1%	3.5%
Weighted-average fair value per option	$1.73	$1.05

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

b) Deferred, Performance and Restricted Share Units

	PSUs (thousands)	DSUs (thousands)	RSUs (thousands)
Outstanding as at January 1, 2024	1,955	2,301	370
Granted	880	304	500
Forfeited	-	-	(80)
Settled	(530)	-	-
Outstanding as at December 31, 2024	2,305	2,605	790
Granted	742	265	489
Forfeited	-	-	(186)
Settled	(595)	-	-
Outstanding as at December 31, 2025	2,452	2,870	1,093

During the year ended December 31, 2025, 264,900 DSUs were issued to directors (2024 - 303,750), 741,600 PSUs to senior executives (2024 - 880,000) and 489,000 RSUs to non-executives (2024 - 500,000).

The fair value of DSUs, PSUs and RSUs granted was $5,593 (2024 - $2,993), with a weighted average fair value at the grant date of $3.06 per unit for the DSUs (2024 - $1.78 per unit), $4.43 per unit for the PSUs (2024 - $2.87 per unit), and $3.06 per unit for the RSUs (2024 - $1.78). Deferred share units are cash-settled share-based compensation. Performance share units and restricted share units are accounted for as equity-settled share-based compensation.

c) Share-based compensation summary

Share-based compensation expense is comprised as follows:

	Years ended December 31,
	2025	2024
Share options expensed in general and administrative (1)	3,878	2,710
Share options expensed in production costs (1)	604	423
Performance share units expense	2,986	2,713
Restricted share units expense	683	566
Change in fair value of deferred share units	15,002	3,013
Share-based compensation expense	23,153	9,425

(1) Estimated forfeiture rate of 0% based on historically low level of forfeitures for stock option awards.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

24. LOSS PER SHARE

Loss per share, calculated on a basic and diluted basis, is as follows:

	Years ended December 31,
	2025	2024
Net loss attributable to owners of the Company - basic and diluted	(30,076)	(13,444)
(in thousands of common shares)
Weighted-average number of common shares	323,496	295,306
Effect of dilutive securities:
Stock options	-	-
Weighted-average number of diluted common shares	323,496	295,306
Loss per common share
Basic (loss) earnings per share	(0.09)	(0.05)
Diluted (loss) earnings per share	(0.09)	(0.05)

25. COMMITMENTS AND CONTINGENCIES

a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at December 31, 2025, are presented in the following table:

2026	11,537
2027	1,679
2028	-
2029	-
2030 and thereafter	-
Total commitments	13,216

As at December 31, 2025, the Company had commitments to incur capital expenditures of $1,132 (2024 - $47,863) for Florence Copper and $24,156 (2024 - $6,600) for Gibraltar.

b) Contingencies

There are no known contingencies that would impact the financial position or performance of the Company as at December 31, 2025.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

26. SUPPLEMENTARY CASH FLOW INFORMATION

	Years ended December 31,
	2025	2024
Change in non-cash working capital items
Accounts receivable	(7,394)	8,689
Inventories	(7,722)	(5,958)
Prepaids	(962)	763
Accounts payable and accrued liabilities(1)	10,477	1,207
Customer advance payments	2,478	1,216
	(3,123)	5,917
Non-cash investing and financing activities
Cariboo acquisition, net assets (Note 13)	-	61,232
Right-of-use assets acquired	18,714	11,454

(1) Excludes accounts payable and accrued liability changes on capital expenditures.

During the first quarter of 2024, the Company replaced its letter of credit with the Province of British Columbia with a surety bond, which resulted in a $12,500 release of restricted cash to the Company's cash and equivalents.

27. FINANCIAL RISK MANAGEMENT

a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity, and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks vary based on management's assessment of the risk and available alternatives for mitigating it. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, and controlling and reporting structures.

b) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk.  Financial instruments affected by market risk include: cash; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys copper put options in order to reduce commodity price risk. The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put and call option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the positions are based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper collar contracts are typically extended, adding incremental quarters at established put strike prices to provide the necessary price protection.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

Settlement receivables, included in accounts receivable, incorporate provisional pricing mechanisms that have the characteristics of a commodity derivative and are measured at FVPL.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes:

	As at December 31,
	2025	2024
Copper increase/decrease by US$0.10 per pound(1)	335	1,270

(1) The analysis is based on the assumption that the year-end copper price increases/decreases US$0.10 per pound with all other variables held constant. As at December 31, 2025, 2.4 million (2024 - 8.8 million) pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at December 31, 2025 of CAD/USD 1.37 (2024 - 1.44) was used in the analysis.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex, and movements in foreign exchange can impact commodity prices. The sensitivities should, therefore, be used with care.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, and cash, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on net loss for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. It assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year, and therefore such sensitivity analysis should be used with care.

	As at December 31,
	2025	2024
Fair value sensitivity for fixed-rate instruments
Senior secured notes	(5,102)	(3,444)
Lease liabilities	(221)	(358)
Gibraltar equipment loans	(306)	(421)
	(5,629)	(4,223)
Cash flow sensitivity for variable-rate instruments
Cash	1,359	1,206

Currency risk

The Canadian dollar is the functional currency of the Company and its Canadian subsidiaries, while the U.S. dollar is the functional currency of its US subsidiaries. Foreign currency exposure arises from transactions and balances denominated in currencies other than the functional currency, primarily the U.S. dollar. The Company's potential currency exposures comprise translational exposure in respect of non-functional currency monetary items and transactional exposure in respect of non-functional currency revenues and expenditures.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

The following table demonstrates the sensitivity to a 10% strengthening in the Canadian dollar against the U.S. dollar. With all other variables held constant, the Company's shareholders' equity and net loss would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the Canadian dollar against the U.S. dollar would have had the equal but opposite effect to the amounts shown below.

	As at December 31,
	2025	2024
Impact on net loss	41,328	49,510
Impact on foreign currency translation	1,126	(1,320)
Total impact on comprehensive income (loss)	42,454	48,190

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and scheduling long-term obligations based on estimated cash inflows. There were no defaults on loans payable during the year.

The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2025, on an undiscounted cash flow basis:

	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	100,272	-	-	-
Long-term debt	56,537	113,075	770,106	-
PER	-	-	-	155,651
Equipment loans	30,846	28,887	1,529	-
Lease liabilities	1,841	3,392	1,803	-
Cariboo Consideration Payable	13,800	50,500	30,500	47,200
Florence Copper Stream(1)	6,744	91,501	-	-
Florence Royalty Obligation	4,536	19,811	19,376	128,119
Derivative liability copper collars	29,165	-	-	-
	243,741	307,166	823,314	330,970

(1)As disclosed in Note 6(c), the Florence Copper Stream has multiple embedded options which, if exercised, will alter the timing and amount of future cashflows. The maturity profile disclosed above assumes the Company exercises the Buy Back Option at the earliest possible date of October 15, 2028.

d) Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk arising from bank deposits, receivables, marketable securities and investments, and derivatives.  In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company also monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The Company had two significant customers in 2025 that represented 100% of gross copper concentrate revenues (2024 - three customers accounted for 99% of gross copper concentrate revenues). The trade receivable balance at December 31, 2025 is comprised of four customers (2024 - three customers). No impairments have been recognized on the trade receivables.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

e) Fair values of financial instruments

	Level 1	Level 2	Level 3	Total
December 31, 2025
Financial assets and liabilities classified as FVPL
Derivative liability copper collars	-	(29,165)	-	(29,165)
Cariboo contingent performance payable	-	-	(42,862)	(42,862)
Florence Copper Stream and Buy Back Option	-	-	(98,245)	(98,245)
Settlement receivables	10,820	-	-	10,820
Settlement payables	(1,485)	-	-	(1,485)
	9,335	(29,165)	(141,107)	(160,937)
Financial assets designated as FVOCI
Marketable securities	2,409	-	-	2,409
Investment in private companies	-	-	500	500
	2,409	-	500	2,909
December 31, 2024
Financial assets and liabilities classified as FVPL
Derivative asset copper put and call options	-	26,568	-	26,568
Derivative asset fuel call options	-	332	-	332
Cariboo contingent performance payable	-	-	(36,363)	(36,363)
Florence Copper Stream and Buy Back Option	-	-	(67,813)	(67,813)
Settlement receivables	1,460	-	-	1,460
	1,460	26,900	(104,176)	(75,816)
Financial assets designated as FVOCI
Marketable securities	895	-	-	895
Investment in private companies	-	-	500	500
	895	-	500	1,395

The fair value of the senior secured notes, a Level 1 measurement, is determined based upon publicly available information. The fair values of the senior secured notes are $728,782 (2024 - $735,038) and the face value is $685,300 (2024 - $719,250) as at December 31, 2025. The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

There have been no transfers between fair value levels during the reporting period. The carrying amount of cash, accounts receivables, accounts payable and accrued liabilities approximate their fair value as at December 31, 2025 due to their short-term nature.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The Cariboo contingent performance payables (Note 17) and the Florence Copper Stream and Buy Back Option (Note 6c), are each Level 3 instruments, as the inputs to their valuation are not based on observable market data.

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

28. MANAGEMENT OF CAPITAL RISK

The Company's primary objective when managing its capital is to ensure that the Company is able to continue its operations and has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash, credit facilities, and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, increase or repay debt, sell assets, or return capital to shareholders through dividends.

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors the covenants on its debt to ensure compliance. The Company's investment policy is to invest cash in highly liquid, interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company's approach to capital management during the year ended December 31, 2025.

	As at December 31,
	2025	2024
Current portion of long-term debt	35,697	32,853
Long-term debt	711,299	764,355
Cash	(187,961)	(172,732)
Net debt	559,035	624,476
Shareholders' equity	778,663	503,222

TASEKO MINES LIMITED Notes to the Consolidated Financial Statements (Cdn$ in thousands)

29. RELATED PARTIES

Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9 months to 18 months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12 months to 24 months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (Note 23).

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Years ended December 31,
	2025	2024
Salaries and benefits	6,443	5,465
Post-employment benefits	1,139	880
Share-based compensation expense	20,462	7,543
	28,044	13,888

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